

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Brandon Torres Declet
Chief Executive Officer
Unusual Machines, Inc.
151 Calle De San Francisco
Ste. 200 PMB 2106
San Juan, Puerto Rico 00901-1607

      Re: Unusual Machines, Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed June 14, 2023
          File No. 333-270519

Dear Brandon Torres Declet:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed June 14, 2023

Summary of the Offering, page 6

1.   We note from page F-12, the total outstanding common stock as of March 31, 2023, was 3,467,250 shares. In note (1), you assume 3,217,250 of common stock is currently outstanding. Please revise to reflect the correct shares or disclose to reconcile the difference between 3,467,250 shares and 3,217,250 shares. This comment applies to the capitalization table on page 36 and disclosure on page 40.

2.   Also in this regard, please revise the number of shares to reflect the 1-for-2 reverse split in note (2).

Index to Financial Statements, page F-1

3.   Please update the audited financial statements of Fat Shark Holdings, Ltd and Rotor Riot, LLC, in accordance with Rule 8-08 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

4.   We note from page F-38 that on April 13, 2023, Red Cat entered into an Amended and Restated Amendment to the SPA (the "Amended and Restated Amendment"). The Amended and Restated Amendment contains provisions identical to those in the Amendment signed March 31, 2023, with the additional provision that the required minimum amount of Unusual Machine's initial public offering has been reduced from $15 million to $10 million. Please explain to us and disclose why you believe that your current offering of $5 million is appropriate for the proposed business combination with Fat Shark and Rotor Riot.

Unusual Machines, Inc.
Note 5 Common Stock , page F-25

5.   Please revise the number of shares in Note 5 to reflect the 1-for-2 reverse stock split. This comment also applies to Note 5 on page F-15.

Exhibit 23.1, page II-3

6.   Please have your auditor revise the consent to reflect the date of the audit report relating to the financial statements of Unusual Machines, Inc. to be consistent with the dates on page F-18.

Exhibits

7.   Please file as an exhibit the agreement that contains provisions about the required minimum amount of the offering. In this regard, we note your disclosure on page 36 and elsewhere about gross proceeds of $5 million from this offering and the disclosure on page F-38 about the Amended and Restated Amendment contained provisions that the required minimum amount of the offering was reduced from $15 million to $10 million.

General

8.   Please ensure that you update the disclosure throughout your filing to the extent appropriate. For example, we note the disclosure on page 60 of this amendment that "we anticipate to have a cash balance of approximately $3.2 million at the time of closing of this Offering" and that "we expect we will have sufficient working capital to support our operations for at least 12 months following the closing of this Offering." However, you disclosed on page 59 of the prior amendment that "we anticipate to have a cash balance of approximately $8.0 million at the time of closing of this Offering" and that "we expect we will have sufficient working capital to support our operations for at least 12 months

following the closing of this Offering." As another example, we note the disclosure about an amount owed to a related party as of January 31, 2023 mentioned in the last paragraph on page 69 of this amendment.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael D. Harris, Esq.